Exhibit 4.5

THIS TRUST DEED is made the 22 day of April 2026.

BETWEEN

DATO’ SRI LIEW KOK LEONG (NRIC No.:***) of ***, Selangor, Malaysia (“the Trustee”) of the other part,

AND

ARB IOT GROUP SDN. BHD. (Registration Company No. 202101032852 (1433152-H)), a company duly incorporated under the laws of Malaysia and having its office located at No. 17-03, Q Sentral 2A, Jalan Stesen Sentral 2, KL Sentral, 50470 Kuala Lumpur, W.P. Kuala Lumpur (“the Beneficiary”) of the one part.

(The Trustee and the Beneficiary shall hereinafter individually be referred to as “Party” and collectively as “Parties”)

RECITALS:

A. ARB Databook Pte Ltd (Registration Company No. 202123028K), a company duly incorporated under the laws of Singapore and having its registered office at 14 Telok Blangah Crescent, #06-292, Singapore 090014 (“Company”).

B. The Trustee is the registered holder of 100 share representing 100% of the issued and paid up share capital of the Company (“the Trust Shares”) and is held by the Trustee on trust for the Beneficiary.

NOW THIS DEED WITNESSES, as follows:

1.	The Trustee hereby declares and covenants with the Beneficiary that the Trustee hold the Trust Shares in trust for the Beneficiary absolutely.

2.	The Trustee hereby agrees that notwithstanding that the Trustee is the registered holder of the Trust Shares, the Trustee shall not be entitled to all or any of the dividends from time to time declared by the Company in respect of the said Trust Shares and the Trustee shall procure that the Company pays the amount of dividends pertaining to the said Trust Shares directly to or as directed by the Beneficiary.

3.	The Trustee hereby agrees and undertakes that (unless otherwise directed by the Beneficiary) the Trustee shall not at any time transfer, sell, dispose of, pledge or mortgage the said Trust Shares and also agrees that until the said Trust Shares have been duly transferred out of the Trustee’s name to the name of the Beneficiary, the Trustee shall continue to hold the said Trust Shares in foll and unencumbered ownership and title in trust and as trustee for and on behalf of the Beneficiary.

4.	The Trustee hereby agrees to transfer pay and deal with the said Trust Shares, dividends, interests, bonuses, proceeds of sale of the said Trust Shares and any other sums right and interest and exercise all rights and privileges in relation to the said Trust Shares in such manner as the Beneficiary shall from time to time direct.

5,	Each party hereto shall sign and execute all such documents and do all such acts and things as may be necessary to give effect to all the provisions of this Trust Deed.

6.	The Beneficiary shall bear all legal costs and legal charges incurred in respect to the preparation of this Trust Deed together with the stamp duty thereon.

7.	This Trust Deed shall be construed and enforced in accordance with the laws of Malaysia and the parties hereto hereby agree to submit to the exclusive jurisdiction of the Courts of Malaysia.

8,	This Trust Deed shall bind the Trustee’s successors-in-title and permitted assigns and the heirs, personal representatives and assigns of the Beneficiary.

9.	Each provision in this Trust Deed shall be severable and shall be deemed to be independent. In the event any of the provision of this Trust Deed is or become illegal void and/or unenforceable, the remaining provisions of this Trust Deed shall remain in full force and effect and be enforceable accordingly.

IN WITNESS WHEREOF the parties hereto have executed this Trust Deed the day and year first above written.

SIGNED by the Trustee	) /s/ LIEW KOK LEONG
in the presence of:	)
witnessed by
/s/ Nur Alyaa Syamim Mat Nor

SIGNED by	)
for and on behalf of the Beneficiary	) (Stamp) ARB IOT Group Sdn. Bhd.
in the presence of:	) /s/ Chan Wai Heng, Director

witnessed by /s/ Muhammad Aniq Irfan Bin Mohd Zulkiffll

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